SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER: 001-16485

A.    Full title of the plan and the address of the plan, if
different from that of the issuer name below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.

370 KNOLLWOOD STREET, SUITE 500

WINSTON-SALEM, NC 27103

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

(A)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PAGE
Report of Independent Accountants	3
Financial Statements:
Statement of Net Assets Available for Plan Benefits	4
Statement of Changes in Net Assets Available for Plan Benefits	5
Notes to Financial Statements	6
Supplemental Schedule: *
Schedule of Assets Held for Investment Purposes	13
* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

(B)  EXHIBITS

23.	Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of
the Krispy Kreme Doughnut Corporation
Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP
Greensboro, North Carolina

June 24, 2002

Krispy Kreme Doughnut Corporation Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	December 31,
	2001	2000

Assets
Investments, at fair value (Note 3)	$23,588,237	$21,575,243
Contribution Receivable:
Employer	—	30,414
Employee	32	19,133

	32	49,547

Total assets	23,588,269	21,624,790

Liabilities
Excess contributions due to participants	14,609	—

Net assets available for plan benefits	$23,573,660	$21,624,790

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2001 and 2000

	Year Ended
	December 31,
	2001	2000

Additions to net assets attributed to:
Contributions:
Employer	$323,351	$681,960
Employee	1,651,970	1,438,420

	1,975,321	2,120,380

Investment income:
Interest and dividends	570,357	1,882,814
Net appreciation/(depreciation) in fair value of investments	1,080,290	(1,731,143)

	1,650,647	151,671

Rollovers	160,470	25,307

Total additions	3,786,438	2,297,358

Deductions from net assets attributed to:
Benefits paid to participants	1,778,619	1,279,886
Administrative expenses	58,949	65,821

Total deductions	1,837,568	1,345,707

Net increase	1,948,870	951,651

Net assets available for plan benefits:
Beginning of year	21,624,790	20,673,139

End of year	$23,573,660	$21,624,790

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code which allows voluntary contributions by participants. The Plan is available to certain employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During the 2000 Plan year, the Company amended the Plan to eliminate the matching contribution, establish the Employer Stock Fund as a new investment option, and increase the allowable employee contribution to 15% of their annual base compensation.

Trustee

Branch, Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan for the years ended December 31, 2001 and 2000.

Administration

The Plan administrator is the Company.

Retirement

The normal retirement date is the day on which a participant attains the age of sixty-five.

Contributions

Participants may make salary reduction contributions to the Plan through payroll deductions not to exceed 15% of their annual base compensation. Prior to the elimination of the Company matching contribution on March 15, 2000, the Company made contributions to the Plan equal to 50% of the first 2% and 25% of the next 4% contributed by each participant. The Company also makes contributions to participants’ accounts each pay period for participants who have waived certain medical benefit coverage. These contributions per participant vary based on types of coverage waived and number of years of service.

During 2001, the Plan was in violation of certain IRS discrimination tests. The aggregate amount of excess contributions of $14,609 for the year ended December 31, 2001 was recorded as excess contributions due to participants and was refunded to the participants in 2002.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

Participant Accounts

Each participant’s retirement savings account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in the voluntary and Company matching contributions, plus actual earnings thereon.

Withdrawals

Participants are entitled to withdraw all or a portion of their vested account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw vested benefits prior to age 59-1/2 subject to Internal Revenue Code penalties and only in the event of extreme economic hardship or termination of employment.

Participant Loans

A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s vested account balance. Each loan will bear interest at a reasonable rate based on the prime rate as quoted by the Trustee on the first business day of the calendar quarter in which the loan is approved. There were $1,518,696 and $1,566,425 of loans receivable from participants at December 31, 2001 and 2000, respectively.

Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, the amount allocable to each participant shall be paid in accordance with the provisions of the Plan.

Investment Options

Upon enrollment in the Plan and any time during participation in the Plan, a participant may direct employee contributions and employer matching amounts via telephone instruction in any of the following investment options:

BB&T U.S. Treasury Money Market Fund – The fund is invested in short term bank investments such as certificates of deposit and demand notes that mature in less than one year. The fund pays a variable rate of current income with little or no principal fluctuation.

BB&T Intermediate U.S Government Fund – The fund seeks current income by investing primarily in bonds issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Aim Balanced Fund – This fund seeks income consistent with the preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding securities, including stocks and bonds.

Aim Value Fund – The fund seeks long-term capital growth. The fund invests in the stock of companies deemed to be undervalued relative to the stock market as a whole.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

Aim Constellation Fund – This fund seeks aggressive capital growth. The fund invests in stocks of small and medium size companies that are demonstrating superior earnings potential.

Employer Stock Fund – This fund allows employees to invest in Krispy Kreme Doughnuts, Inc. common stock. The fund holds a predetermined amount of cash for transaction purposes. The fund operates as a mutual fund and is valued on a unit basis. The value of each unit depends on the amount of cash in the fund and the market value of the Krispy Kreme Doughnuts, Inc. stock. Krispy Kreme Doughnuts, Inc. stock is purchased and sold at market value on the date of the transaction.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

Valuation of Investments

The Plan’s investments are valued at fair market value as determined by the Trustee, using quoted market prices. Independent appraisals of investments are made where quoted market prices are not available. Participant loans receivable are valued at cost which approximates fair value. Dividends and interest income are reinvested in the applicable funds.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and unrealized appreciation (depreciation) on those investments.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period. Actual results could differ from those estimates.

Expenses of the plan

All expenses incurred in the administration of the Plan are paid from the Plan’s assets.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 3 – INVESTMENTS

The Plan’s investments are held by the Trustee. The following table presents the Plan’s investments. All investments represent 5% or more of the Plan’s net assets.

	December 31,
	2001	2000

Investments at Fair Value as
Determined by Quoted Market Price
BB&T U.S. Treasury Money Market Fund	$9,102,745	$8,531,460
BB&T Intermediate U.S. Government Fund	1,567,791	1,206,569
Aim Balanced Fund	1,670,751	2,446,484
Aim Constellation Fund	2,198,413	4,496,861
Aim Value Fund	1,240,549	1,891,208

Total investments at fair value	15,780,249	18,572,582

Investments at Estimated Fair Value
Employer Stock Fund	6,289,292	1,436,236
Participant loans	1,518,696	1,566,425

Total investments at estimated fair value	7,807,988	3,002,661

Total investments	$23,588,237	$21,575,243

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended
	December 31,
	2001	2000

BB&T U.S. Treasury Money Market Fund	$1,105	$—
BB&T Intermediate U.S. Government Fund	10,059	60,577
Aim Balanced Fund	(305,917)	(201,979)
Aim Constellation Fund	(957,812)	(1,505,670)
Aim Value Fund	(225,126)	(510,195)
Employer Stock Fund	2,557,981	426,124

	$1,080,290	$(1,731,143)

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 4 – TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no reconciling items between the financial statements and Form 5500.

Krispy Kreme Doughnut Corporation Retirement Savings Plan

Attachment to Schedule H — Schedule of Assets (Held at End of Year)
December 31, 2001

SCHEDULE I

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,			Current
lessor, or similar party	collateral, par, or maturity value	Shares	Cost	value

BB&T Funds *	BB&T U.S. Treasury Money Market Fund	9,102,744.67	**	$9,102,745
BB&T Funds *	BB&T Intermediate U.S. Government Fund	154,158.36	**	1,567,791
Aim Mutual Funds	Aim Balanced Fund	64,408.29	**	1,670,751
Aim Mutual Funds	Aim Constellation Fund	99,475.69	**	2,198,413
Aim Mutual Funds	Aim Value Fund	114,125.98	**	1,240,549
Krispy Kreme Doughnuts, Inc.*	Employer Stock Fund	680,659.30	**	6,289,292
Participant Loans	Participant Loans Due
	January 2002 – November 2006 (6.0% – 9.5%)			1,518,696

				$23,588,237

* Party in interest.
** Cost has been omitted as investment is participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KRISPY KREME DOUGHNUT CORPORATION
RETIREMENT SAVINGS PLAN

Date:	July 1, 2001	/s/ Randy S. Casstevens

Randy S. Casstevens
Co-Trustee